EXHIBIT 16.1

                        [LETTERHEAD OF MORGAN & COMPANY]

May 17, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549 USA

Dear Sirs:

RE: MMC ENERGY, INC. (FORMERLY HIGH TIDE VENTURES, INC.)
--------------------------------------------------------

We are the former independent auditors for MMC Energy, Inc. (formerly High Tide Ventures, Inc.) (the "Company") and, as of May 15, 2006, our appointment as principal accountants was terminated. We have read Item 4.01 which is disclosed in the Company's Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around May 18, 2006, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Morgan & Company

Chartered Accountants